UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depositary Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an unofficial English translation of a communication made by ILOG S.A. on October 13, 2008:

English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

PUBLIC NOTIFICATION OF AVAILABILITY OF THE INFORMATION RELATED TO THE LEGAL, FINANCIAL AND ACCOUNTING CHARACTERISTICS OF ILOG S.A.

in connection with the public tender offer for the shares and warrants of ILOG S.A.

initiated by CITLOI, an indirect wholly-owned subsidiary of IBM

This document is published pursuant to Article 231-28 of the General Regulations (the “AMF General Regulations”) of the French stock market authority (Autorité des Marchés Financiers) (the “AMF”).

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and Article 231-26 of the AMF General Regulations, the AMF has issued visa n° 08-187 dated September 12, 2008, relating to the offer response document in connection with the tender offer initiated by CITLOI S.A.S. (“CITLOI”), an indirect wholly-owned subsidiary of International Business Machines Corporation (“IBM”). The offer response document has been prepared by ILOG S.A. (“ILOG”) under the responsibility of the persons signing the offer response document.

The ILOG offer response document approved by the AMF and the document related to the information regarding legal, financial and accounting characteristics of ILOG are available on the website of the AMF (www.amf-france.org), the website of ILOG (www.ilog.fr) and are available to the public free of charge at the registered offices of ILOG - 9, rue de Verdun, B.P. 85, 94253 Gentilly Cedex France.

An additional notice will be released by the AMF to communicate the opening date of the tender offer in France and its timeline.

The ILOG reference document (document de référence) relating to the 2007/2008 fiscal year, which includes the accounts ended on June 30, 2008, will be published during the offer, at least 5 days before the closing of the tender offers.

The circulation, publication or distribution of this press release is subject to legal or regulatory restrictions in certain countries. This press release is not addressed, either directly or indirectly, to persons who are subject to such restrictions. This press release does not constitute an offer to purchase securities. The tender offers described in the offer response document are not made in the United States or extended to U.S. holders of securities unless a Schedule TO is filed by CITLOI and a Schedule 14d-9 is filed by ILOG. CITLOI and ILOG intend to file such documents in the United States on the date on which the AMF announces the opening of the offer in France.

Forward-looking Statements

This press release contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the opening of the tender offers.   Any such forward-looking statements speak only as of the date on which they are made and IBM, CITLOI and ILOG shall be under no obligation (and expressly disclaim any such obligation) to update or alter such forward-looking statements whether as a result of new information, future events or otherwise, except to the extent legally required.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary have filed with the Autorité des marchés financiers (the “AMF”) (in particular the Note d'Information) and will file with the Securities and Exchange Commission (the "SEC") (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d'Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM's web site (http://www.ibm.com), and at ILOG's web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with the laws of such jurisdiction.